FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 October 2009

HSBC TO INCREASE STAKE IN
VIETNAM
'S LARGEST INSURANCE AND FINANCIAL SERVICES GROUP

*** Extends HSBC's position in key Asian market ***
*** Strengthens strategic relationship with Bao Viet ***
*** Furthers HSBC ambition to be a leading insurance player globally ***

HSBC Insurance (Asia Pacific) Holdings Limited (HSBC)
has signed an agreement to increase its shareholding in Bao Viet Holdings, Vietnam's leading insurance and financial services group to 18 per cent from 10 per cent currently for
VND1.88 trillion
(approximately US$105.3 million).

HSBC acquired a 10 per cent interest in Bao Viet in September 2007. Under the terms of the original agreement, HSBC had an option to purchase a further 8 per cent of Bao Viet shares from the Ministry of Finance (MoF). The MoF has now given formal consent for this option to be exercised through the issue of new Bao Viet shares to HSBC.

Michael Geoghegan, HSBC's Group Chief Executive, said: "Our additional investment in Bao Viet reflects the successful partnership we have enjoyed over the last two years and the confidence we have in the long-term growth prospects of Bao Viet and of
Vietnam
. This is also entirely consistent with our stated strategic focus on the world's faster growing markets and our intention to meet the insurance and wealth protection needs of our customers in these rapidly developing markets."

Mr Le Quang Binh, Chairman of Bao Viet Holdings, said: "After two years of successful co-operation, we are pleased HSBC is able to increase its shareholding to 18 per cent. The Ministry of Finance has supported the private placement as an alternative approach to acquiring shares from the Ministry. The increased shareholding by HSBC adds to the financial position of Bao Viet and its capacity to finance its growth and development. It also reflects HSBC's commitment as the most important strategic shareholder in Bao Viet."

A total of 53,682,474 new shares will be issued to HSBC through a private placement to increase HSBC's stake in Bao Viet to 18 per cent. Completion of the private placement is subject to shareholder approvals and other conditions as well as approval from the State Securities Commission.

As part of the original agreement, HSBC continues to hold certain pre-emptive rights to acquire shares currently owned by the MoF with a maximum HSBC shareholding of 25 per cent within the first five years of the agreement and prevailing foreign ownership limits thereafter.

With a population of 87 million, a quarter of which is under the age of 15, Vietnam is one of the few economies that has continued to see resilient GDP growth throughout the financial crisis. Over the past few years, the government has introduced supportive measures to liberalise
Vietnam
's financial markets and HSBC has correspondingly strengthened its presence and investments in the country. In addition to its strategic investment in Bao Viet, HSBC also holds a 20 per cent stake in Vietnam Technological and Commercial Joint Stock Bank (Techcombank). HSBC also locally incorporated its
Vietnam
 operations in January this year, and subsequently expanded its distribution network from two branches and one representative office to 10 outlets currently. It has also partnered with Vietnam Posts Corporation to provide access to some of HSBC's banking services for customers at over 1,600 post offices across the country.

Media enquiries to Patrick McGuinness on +44 20 7991 0111 or at
patrickmcguinness@hsbc.com

Notes to editors

1. Bao Viet Holdings
Established in 1965, BaoViet is now the leading financial and insurance services group in
Vietnam
.
In addition to a network of over 400 outlets spread across 63 provinces nationwide, Bao Viet is a well-regarded trademark in the finance and insurance industries
.
Bao Viet Holdings currently controls some of
Vietnam
's leading companies in life and non-life insurance, securities and fund management. In 2009, it became a listed company on the Ho Chi Minh City Stock Exchange and established Bao Viet Bank. Its largest strategic investor, HSBC, currently holds a stake of 10.3 per cent
#
 in the group.

2. HSBC in
Vietnam
HSBC has been in
Vietnam
 for 139 years - the bank first opened an office in Saigon (now
Ho Chi Minh City
) in 1870. HSBC currently holds 20 per cent of the share capital of Vietnam Technological and Commercial Joint Stock Bank (Techcombank), one of the largest joint stock commercial banks in
Vietnam
, and 10.3 per cent
#

of the share capital of BaoViet Holdings, the leading financial insurance group in
Vietnam
. These investments strengthen HSBC's position as the largest foreign bank in the country in terms of investment capital, network, product range, staff and customer base. The bank officially started to operate as HSBC Bank (
Vietnam
) Ltd. on 1 January 2009 and is headquartered in
Ho Chi Minh City
.

3. HSBC Insurance (
Asia
 Pacific) Holdings Limited
HSBC Insurance (Asia Pacific) Holdings Limited is the parent company of four underwriting companies: HSBC Insurance (Asia), HSBC Life (International), HSBC Insurance (
Singapore
) and HSBC Amanah Takaful (
Malaysia
) (49 per cent held). Its shareholdings also include 50 per cent less one share of Hana HSBC Life Insurance in Korea, 26 per cent of Canara HSBC Oriental Bank of Commerce Life Insurance in India, 10 per cent of Bao Viet Holdings in Vietnam and 50 per cent of HSBC Life Insurance Company Limited, a jointly-held insurance company in mainland China with The National Trust Ltd. In Asia, the HSBC Group also holds a 16.78 per cent stake in Ping An Insurance of mainland
China
 and has representative offices in
Beijing
,
Shanghai
 and
Guangzhou
.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

#
    HSBC a
cquired a further 0.3 per cent in the over-the-counter market since the original acquisition of 10 per cent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 22 October, 2009